Exhibit 17.1

Mr. William Markey	February 24, 2019
Chairman of the Board
SeaChange International, Inc.
50 Nagog Park
Acton, MA 01720

Dear William:

It is with great frustration that I must resign my positions as a Director and CEO of SeaChange International, Inc. (SeaChange) effective immediately.

I believe that the Board of Directors is not acting in the best interest of all shareholders related to Board composition and the recent discussions with shareholders who have filed Form 13D’s and requested Board representation.

With respect to Board composition and Form 13D filers, I do not support the proposed Cooperation Agreement with Karen Singer and TAR Holdings LLC, because it is not in the best interest of all shareholders for the following reasons:

•

While the proposed Cooperation Agreement is very close to being finalized, to my knowledge, the proposed Cooperation Agreement has not been vetted with other major shareholders. While Karen Singer and TAR Holdings LLC own approximately 15% of SeaChange’s outstanding shares, there are 5 shareholders who own approximately 5% or more of SeaChange’s outstanding shares as of December 31, 2018. In conversations with these shareholders, they have requested engagement with the Form 13D filers and asked to be advised prior to any Board recomposition.

•

The Cooperation Agreement does not fully take into consideration the requests of another longer-term shareholder (Neuberger Berman) who also requested Board representation through their Form 13D filing. While Neuberger has recommended director nominees to the SeaChange Board, the SeaChange Board has not interviewed any of the Neuberger Berman nominees, yet multiple director nominees recommended by Karen Singer and TAR Holdings LLC have been interviewed.

•

The terms of the proposed Cooperation Agreement are less advantageous to SeaChange than the Cooperation Agreement executed with Viex Capital in 2017, while providing Karen Singer and TAR Holdings LLC greater Board representation than the Viex Cooperation Agreement.

•

The proposed Cooperation Agreement provides Karen Singer and TAR Holdings LLC a percentage of Board seats that is greater than their ownership percentage (15%) to the disadvantage of another longer-term shareholder. Based on my experience with other activist campaigns and personal involvement in several Cooperation Agreements, I do not support the number of Board seats being proposed to Karen Singer and TAR Holdings LLC.

•

The proposed Cooperation Agreement expands the SeaChange Board resulting in incremental cost to SeaChange. SeaChange has experienced numerous restructurings and cost reductions over the past two years to stay in business. Increasing Board fees is not a good use of company resources given the size of the current Board compared to its peers.

•

The proposed Cooperation Agreement does not provide any plan from Karen Singer and TAR Holdings LLC for increasing shareholder value and is designed to protect the current SeaChange Board from disparagement, while positioning Karen Singer and TAR Holdings LLC to gain additional control of the Board and Company in 2020.

As I have expressed at numerous Board meetings and individual discussions with SeaChange directors and advisors, I am deeply concerned about the lack of a plan to increase shareholder value from Karen Singer and TAR Holdings LLC. Further, based several of Karen Singer’s and TAR Holdings LLC’s other activist campaigns, they have not demonstrated a consistent record of increasing shareholder value, and in some cases, have benefited financially to the detriment of other shareholders.

As I depart SeaChange, I am leaving the company in much better shape than the company I assumed responsibility for in 2016. Today, SeaChange is very well positioned for revenue growth, profitability and positive cash flow because of the numerous restructuring that we have completed over the past two years, the acquisitions of DCC Labs in 2017 and Xstream A/S in 2019, and the strengthened management team led by Yossi Aloni and Marek Kielczewski.

With the assistance of a lawyer with SEC reporting experience, I have prepared this resignation letter without disclosing any material non-public information to allow this letter to be filed with the Company’s Form 8-K. Please ensure that my resignation letter is included as an Exhibit to the Company’s Form 8-K, so all shareholders are aware of the concerns that I have related to Board composition and the proposed Cooperation Agreement with Karen Singer and TAR Holdings LLC.

Best Regards,

Edward Terino